
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2008

via U.S. Mail

Ann Harlan, Esq.
General Counsel
The J.M. Smucker Company
One Strawberry Lane
Orrville, OH 44667-0280

> **Re:** **The J.M. Smucker Company**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 15, 2008**
> **Supplemental Response Submitted October 2, 2008**
> **File No. 333-152451**

Dear Ms. Harlan:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that, in addition to your guarantee of the $350 million in debt to be incurred by The Folgers Coffee Company, you intend to incur debt of approximately $400 million as part of the merger transaction (of which up to $274

million may be used to finance the Smucker special dividend). However, we note that you disclosed in your definitive proxy statement your intent to incur additional debt of approximately $300 million as part of the merger transaction. Please advise us whether you have considered disclosing to your shareholders, in connection with your solicitation of proxies, that you may incur $100 million more debt in connection with the merger transaction than you had originally disclosed in your proxy statement.

2.   We note that your final pre-effective amendment to your registration statement may cover additional Smucker common shares. If you include additional shares in your next amendment, please ensure to obtain and file an updated legal opinion to reflect the updated number of shares.

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Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        L. Nicholson

        via facsimile

        John J. Jenkins, Esq.
        (216) 241-0816